UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

     (Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-14749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Committee
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan
Durango, Colorado

We have audited the accompanying statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 29 or 28, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended February 29, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 29 or 28, 2004 and 2003, and the changes in net assets available for benefits for the year ended February 29, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

August 13, 2004
Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 29 or 28,
	2004	2003
Assets
Investments, at fair value
Investments in common collective trust	$200,778	$146,793
Mutual funds	808,932	538,695
Common stock	938,481	426,228
Participant loans	40,645	56,655

Total investments	1,988,836	1,168,371

Receivables
Employer contributions	62,157	35,606
Participant contributions	—	12,474

Total receivables	62,157	48,080

Total assets	2,050,993	1,216,451

Liabilities
Excess contributions	11,481	955

Net assets available for benefits	$2,039,512	$1,215,496

The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
February 29,
2004
Additions to net assets:
Investment income
Interest and dividends	$28,579
Net appreciation in fair value of investments	648,641
Total investment income	677,220

Contributions
Employer	62,157
Participants	185,387
Total contributions	247,544

Total additions	924,764

Deductions from net assets:
Benefits paid to participants	98,312
Administrative expenses	2,436
Total deductions	100,748

Total increase	824,016

Net assets available for benefits
Beginning of year	1,215,496

End of year	$2,039,512

The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF PLAN

General

Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. (the Company).

The Board of Directors of Rocky Mountain Chocolate Factory, Inc. (the “Company”) administers the Plan. Wells Fargo Retirement Plan Services, Inc. (“Wells”) serves as trustee, manages Plan assets, and maintains the Plan’s records. The Plan offers participants a variety of investment options, including mutual funds and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.

Eligibility

An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1 or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire and having attained age 21.

Contributions

Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the Plan to $12,000 for fiscal 2004 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $14,000. Participants may also add rollover contributions from other qualified plans.

The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation. Total matching contributions were $31,036 for the year ended February 29, 2004. Also, the Company may make discretionary contributions to the Plan. During fiscal 2004, the Company made a discretionary contribution of $31,121 to the Plan. The Company makes its matching and discretionary contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Participants who are subject to limitations on individual contributions, due to their level of pay in relation to that of the other participants, share in Company contributions to the extent of their contribution. Allocations are based upon Plan earnings and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Vesting

Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and become 33% vested after year one, 67% vested after year two, and 100% vested after year three.

Forfeitures

Forfeitures of nonvested balances for terminated employees are used to reduce future Company contributions. During 2004 and 2003, forfeited nonvested balances used to reduce Company contributions were $84 and $0, respectively.

Payment of Benefits

In the case of death, disability or retirement, benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. Amounts allocated to terminated participants for which benefit payments have not yet been paid as of February 29 or 28, 2004 and 2003 totaled $0 and $5,365 respectively. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the plan when paid.

Administrative Expenses

The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain plan administrative expenses are paid for by the Plan.

Participant Loans

Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans bear interest at a rate determined at the inception of the loan. Interest rates ranged from 5.00% to 10.00% on outstanding loans at February 29, 2004. Loan principal and interest are repaid bi-weekly through payroll deductions.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value as determined by the custodian based upon quoted market prices. Loans to participants are valued at the amortized principal amount, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation of investments.

Risk and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Form 5500 at February 29 or 28:

	2004	2003
Net assets available for benefits — financial statements	$2,039,512	$1,215,496
Less: Participant contributions receivable	—	(12,474)
Plus: Excess contributions	11,481	955
Net assets available for benefits — Form 5500	$2,050,993	$1,203,977

The following is a reconciliation of participants’ contributions reflected in the financial statements to the Form 5500 for the year ended February 29:

2004
Participants’ contributions — financial statements	$185,387
Plus: Beginning of year participant contributions receivable	12,474
Plus: End of year excess contributions	11,481
Less: Rollover contributions	(3,407)

Participants’ contributions — Form 5500	$205,935

NOTE 4 — PLAN AMENDMENT AND INCOME TAX STATUS

The Plan is a qualified benefit plan under Section 401(a) of the Internal revenue Code and, as such, is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan received its determination letter from the Internal Revenue Service on August 30, 2001.

Effective January 1, 2003, the Plan was amended and restated, to comply with the requirements of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayers Relief Act of 1997, and the IRS Restructuring and Reform Act of 1998 (collectively referred to as “GUST”). Although the restated Plan has not received a determination letter from the Internal Revenue Service, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 — INVESTMENTS

Investments that individually represent 5% or more of the Plan’s net assets available for benefit are denoted with an (*) at February 29 or 28:

	2004		2003
Investments in common collective trust
Stable Return Fund, 5,576 and 4,267 shares	$200,778	*	$146,793	*
Mutual funds
Wells Fargo Moderate Balanced Fund, 7,299 and 5,104 shares	160,499	*	96,724	*
Janus Worldwide Fund, 2,273 and 2,462 shares	92,857		73,522	*
Wells Fargo Index Fund, 3,614 and 2,121 shares	166,370	*	71,635	*
Wells Fargo Large Company Growth Fund, 2,992 and 2,843 shares	136,837	*	97,019	*
Common stock
Rocky Mountain Chocolate Factory, Inc., 99,222 and 62,444 shares	938,481	*	426,228	*

During fiscal 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $648,641 as follows:

2004
Investments in common collective trust	$8,830
Mutual funds	164,390
Common stock	475,421

NOTE 6 — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all related to the Trustee, qualify as party-in-interest transactions.

NOTE 7 — TERMINATION OF THE PLAN

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
February 29, 2004

EIN: 84-0910696
Plan No. 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or	Description of investment	Current
	similar party	including maturity date, rate	value
		of interest, collateral, par,
		or maturity value
*	Wells Fargo Stable Return Fund	Common collective trust	$200,778
*	Wells Fargo Moderate Balanced Fund	Mutual Fund	160,499
*	Wells Fargo Diversified Bond Fund	Mutual Fund	47,855
*	Wells Fargo Diversified Small Cap Fund	Mutual Fund	33,186
*	Wells Fargo Equity Income Fund	Mutual Fund	99,338
*	Wells Fargo Index Fund	Mutual Fund	166,370
*	Wells Fargo Large Company Growth Fund	Mutual Fund	136,837
*	Wells Fargo International Fund	Mutual Fund	6,705
	Janus Enterprise Fund	Mutual Fund	2,029
	Harbor Capital Appreciation Fund	Mutual Fund	63,256
	Janus Worldwide Fund	Mutual Fund	92,857
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	938,481
*	Participant loans	Participant loans — interest at 5.0% to 10.0%, maturing from April 2004 to June 2008, collateralized by participant account balances	40,645

	Total		$1,988,836

*	Column (a) indicates a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 25, 2004	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Operating Officer,
Chief Financial Officer, Treasurer, Director and Plan Administrator